May 25, 2007

VIA EDGAR AND FACSIMILE

Mr. Jim Atkinson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-13585

Dear Mr. Atkinson:

With reference to the SEC comment letter dated May 18, 2007 to the above-referenced filing on Form 10-K of our company, I am writing to acknowledge our receipt of the letter and to indicate that we will file our response on or before June 14, 2007, as recently discussed with your staff. Thank you for your attention to this matter.

Sincerely,

/s/ Frank V. McMahon
Frank V. McMahon
Vice Chairman and Chief Financial Officer

cc:	Ibolya Ignat
Mary Mast
Kenneth DeGiorgio
Brian Lane

1 First American Way · Santa Ana · CA · 92707-5913